EXHIBIT 12

Boeing Capital Corporation and Subsidiaries
Computation of Ratio of Income to Fixed Charges

	Years Ended December 31,
(Dollars in millions)
	2002	2001	2000	1999	1998
Income:
Income before provision for income taxes	$72.4	$238.2	$167.9	$126.7	$104.6
Fixed charges	412.6	329.6	234.7	135.7	132.4

Income before provision for income taxes and fixed charges	$485.0	$567.8	$402.6	$262.4	$237.0

Fixed charges:
Interest expense	$410.0	$324.1	$229.2	$130.0	$126.7
Preferred stock dividend requirement(1)	2.6	5.5	5.5	5.7	5.7

	$412.6	$329.6	$234.7	$135.7	$132.4

Ratio of income before provision for income taxes and fixed charges to fixed charges	1.18	1.72	1.72	1.93	1.79

(1)
Reflects a pre-tax basis.